Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

CHANGE TO THE BOARD OF DIRECTORS

Shareholders of MiX Telematics are advised that, Mr. Ian Jacobs has been appointed as an independent non-executive director to the board of directors of MiX with effect from June 1, 2016.

Mr. Jacobs is managing member of 402 Capital LLC, a value-oriented investment manager based in Omaha, Nebraska, focusing on businesses with structural competitive advantages. From 2003 until founding 402 Capital in 2009, Mr. Jacobs worked on investment research and other projects at Berkshire Hathaway Inc., as directed by its Chairman/CEO. Prior to his time at Berkshire, Mr. Jacobs worked as an equity analyst, most recently at Goldman Sachs, Inc. He completed the CFA program, and received his MBA from Columbia University.

“Ian's investing experience and strategic thinking will be invaluable as we continue to grow our business in the Americas,” said Stefan Joselowitz, President and CEO of MiX Telematics. “We are excited to welcome Ian to the board.”

“MiX Telematics has recently gained significant momentum in the Americas,” said Mr. Jacobs. "I look forward to working with management and the rest of the board to support its global growth and to maximize shareholder value.”

2 June 2016

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